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                                                                     EXHIBIT 2.2

              FIRST AMENDMENT TO PLAN OF REORGANIZATION AGREEMENT


          THIS FIRST AMENDMENT TO PLAN OF REORGANIZATION AGREEMENT dated as of September 9, 1996 (the "First Amendment") amends the Plan of Reorganization
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Agreement dated as of May 15, 1996 (the "Agreement") among the parties named on
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the signature page hereof.  Capitalized terms used herein without definition have the meanings assigned to them in the Agreement.


                                    RECITALS
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          A.   The managing underwriter for the Offering has recommended (i)
that the proposed size of the Offering and the proposed range of the initial offering price of Holdings Common Stock be reduced; (ii) that to increase net proceeds of the Offering to the Company for the production of animated programming and general corporate purposes, $4.5 million liquidation preference of Holdings Redeemable Preferred Stock not be redeemed except to the extent (if any) of net proceeds from exercise of the underwriters' over-allotment option (the "Green Shoe"); and (iii) that any unredeemed Redeemable Preferred Stock be
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automatically converted into Holdings Common Stock.

          B. The Parties have agreed to such recommendations of the managing underwriter and wish to enter this First Amendment to effect the necessary changes to the Agreement.

          C. Since the date of the Agreement there have been no changes in the equity capitalization of the Company, except that in connection with a commitment to purchase certain Senior Notes of Film Roman California by the Founder and certain of the Institutional Investors, the Founder and such Investors will be issued warrants to purchase California Common Stock (the "1996
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Warrants"). Any Senior Notes will not be affected by the Merger, and the
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1996 Warrants are not exercisable prior to the Merger. Pursuant to the antidilution provisions thereof, each 1996 Warrant will become, as a result of the Merger, entitled to purchase for the same aggregate exercise price a number of shares of Holdings Common Stock equal to the number of shares of California Common Stock for which it was theretofore exercisable times 1.25. Accordingly, the Senior Notes and the 1996 Warrants need not be further dealt with in this First Amendment.


                                   AGREEMENT
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          In consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1.   AMENDMENTS
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     1.1  Holdings Redeemable Preferred Stock.  In addition to the terms for the
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Holdings Redeemable Preferred Stock provided in the Agreement, the Holdings
Redeemable Preferred Stock will be convertible into Holdings Common Stock at a price of $7.65 per share, with each share of Holdings Redeemable Preferred Stock being taken at $10, with accrued and unpaid dividends, if any, paid in cash to the date of conversion. If not previously redeemed, the Holdings Redeemable Preferred Stock shall be automatically converted into Holdings Common Stock on the later of (i) the termination of the Green Shoe, or (ii) the closing of (but no more than seven days after) the final exercise of the Green Shoe.

     1.2  Redemption.  Immediately following the Merger and the closing of the
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Offering (including any subsequent closing of an exercise of the Green Shoe),
Film Roman Holdings agrees to redeem (the "Redemption") all but $4.5 million
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liquidation preference of Holdings Redeemable Preferred Stock at $10 per share, plus accrued and unpaid dividends, and upon such terms such additional amount of Holdings Redeemable Preferred Stock as may be redeemed from the net proceeds of any or all exercises of the Green Shoe.

     1.3  Delivery of Certificates.  To the extent the Holdings Redeemable
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Preferred Stock is not redeemed, as soon as practicable after the Closing Film
Roman Holdings will deliver to the Institutional Investors certificates for the Holdings Common Stock into which shares of Holdings Redeemable Preferred Stock have been automatically converted.

     1.4  Gross Proceeds.  The condition that the Company receive at least $32
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million in gross proceeds pursuant to the Offering is amended to provide for gross proceeds of not less than $20 million.

     1.5  Termination Date.  If the Closing has not occurred by November 15,
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1996, any Party may terminate the Agreement.  The date "September 30, 1996" in
Section 9.1 is amended to "November 15, 1996."

2.   OTHER CHANGES
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     2.1  No Other Amendment.  The Parties approve the Agreement as so amended,
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and affirm that there are no other amendments to the Agreement.

          IN WITNESS WHEREOF, the Parties hereto have caused this First Amendment to be executed as of the date first above written.

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